BACK TO SPACE, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Back To Space, LLC
Dallas, TX

We have reviewed the accompanying financial statements of Back To Space, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 18, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BACK TO SPACE, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

		2019		**2018**
ASSETS				
CURRENT ASSETS				
Cash	$	919	$	92,054
TOTAL CURRENT ASSETS		919		92,054
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		1,208		8,493
Payroll Liability		197,953		-
Accrued Liabilities		141,899		-
Related Party Loan		40,000		-
Accumulated Interest		3,310		-
TOTAL CURRENT LIABILITIES		384,370		8,493
TOTAL LIABILITIES		384,370		8,493
MEMBERS' EQUITY				
Common Units (180,376 units issued and outstanding)		145		135
Preferred Units (35.2 units issued and outstanding)		1,136,000		755,000
Retained Earnings (Deficit)		(1,519,594)		(671,574)
TOTAL MEMBERS' EQUITY		(383,450)		83,561
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	919	$	92,054

BACK TO SPACE, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Sponsorships	$ 17,450	$ 101,000
Merchandise	414	17,457
Cost of Revenue	257,678	372,836
Gross Profit	(239,813)	(254,379)
Operating Expense		
Salaries & Benefits	488,855	291,914
Professional Services	63,956	-
General & Administrative	37,021	24,108
Marketing	15,064	101,173
	604,897	417,195
Net Income from Operations	(844,710)	(671,574)
Other Income (Expense)		
Interest Expense	(3,310)	-
Net Income	$ (848,020)	$ (671,574)

BACK TO SPACE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (848,020)	$ (671,574)
Change in Accounts Payable	(7,285)	8,493
Change in Payroll Liability	197,953	
Change in Accrued Expenses	141,899	
Net Cash Flows From Operating Activities	(515,454)	(663,081)
Cash Flows From Financing Activities		
Issuance of Member Units	381,010	755,135
Issuance of Related Party Loans	43,310	-
Net Cash Flows From Financing Activities	424,320	755,135
Cash at Beginning of Period	92,054	-
Net Increase (Decrease) In Cash	(91,134)	92,054
Cash at End of Period	$ 919	$ 92,054

BACK TO SPACE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018
_____

	Common Units		Preferred Units		Retained Earnings	Total Members' Equity
	Number	Amount	Number	Amount		
Balance at December 31, 2017	-	$ -	-	$ -	$ -	-
Issuance of Membership Units	135,000	135	30.2	755,000		755,135
Net Income					(671,574)	(671,574)
Balance at December 31, 2018	135,000	$ 135	30.2	$ 755,000	$ (671,574)	$ 83,561
Issuance of Membership Units	45,376	10	5	381,000		381,010
Net Income					(848,020)	(848,020)
Balance at December 31, 2019	180,376	$ 145	35.20	$ 1,136,000	$ (1,519,594)	$ (383,450)

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Back to Space, LLC (the "Company" or "Back to Space") is a for profit, limited liability company, formed under the laws of the State of Texas December 29, 2017. The goal of Back to Space is to utilize pop culture to spark inspiration that will re-direct a downward trend of Science, Technology, Engineering, and Math ("STEM") education in the U.S and inspire the next generation to take the U.S. back to space. The Company has solicited high achieving STEM high school students from around the United States to apply for the role of student ambassador, and of all the applications received, 25 have been selected to serve as student ambassadors. The goal of the student ambassadors is to encourage space travel by humans.

The Company has generated revenue from events and merchandise sales and intends to generate revenue from both traditional and digital media. The Company has Apollo astronauts on staff who assist with Company activities such as events.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company has sustained net losses in 2019 and 2018 of 848,020 and 671,574 respectively.

To mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern, the company plans to raise additional funds through a Reg CF campaign to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 18, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are no significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company's revenue consists of sponsorships and merchandise sales. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Cost of Revenue

Cost of revenue includes compensation and travel expenses for the Company's astronaut partners and costs related to the Company's events.

Advertising

The Company records advertising expenses in the year incurred.

Equity

Under the terms of the Company's Operating Agreement, the entire amount of the Company's excess cash flow shall be distributed to each of the Preferred Membership Unit holders (pro rata among them) until such time as the entire amount of their investment has been returned in full (the "First Preferred Investment Return").

Next, eighty percent (80%) of the Company's excess cash flow shall be distributed to each of the Preferred Membership Unit holders (pro rata among them) until such time as the Preferred Membership Unit holders have received additional amounts equal to the amount of their investment (the "Second Preferred Investment Return") and together with the First Preferred Investment Return, (the "Preferred Return"), with the remaining twenty percent (20%) of the Company's excess cash flow to be distributed to each of the Common Membership Unit holders (pro rata among them).

Finally, after the Second Preferred Investment Return, all Preferred Membership Unit holders shall have distribution rights on the following "as converted" basis with the Common Membership Unit holders. In any liquidity event, Preferred Membership Units shall convert to Common Membership Units at a percentage corresponding to the total amount of Preferred Membership Units raised, divided by $1,500,000, multiplied by 20%.

During 2019, the Company offered its preferred units under Regulation CF adopted by the Securities and Exchange Commission. The offering is ongoing as of the date of these financial statements and has exceeded $100,000, from which a transaction fee of 7.5% will be deducted. Commensurate with such offering, the preferred units were split to $25 per unit.

In 2019, the Company issued an additional five (5) preferred units in return for $125,000.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are allocated to the members and taken on their individual returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the company issued a series of notes payable with related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes accrue interest at the rate of 9% per annum and are payable at a future date to be determined by management. During 2019, the Company capitalized approximately $3,310 in interest related to the Notes.

Two Common Unit holders issued notes to the Company. One note, for an amount of $15,000, originally bore an interest rate of 9.0% per annum, but in exchange for extending the maturity date, the interest rate was increased to 13.5%. The note and accrued interest were paid in March 2020. The other note, for an amount of $25,000, also bears interest at the rate of 9.0% per annum, and the principal and accrued interest are payable April 1, 2020.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- MEMBER LIABILITY

The Company is organized as a limited liability Company. As such, the liability of the individual members of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 18, 2020, the date that the financial statements were available to be issued.